

September 26, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Lihui Song, President
    and Chief Executive Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road, Haizhou District
Fuxin City, Liaoning Province, PRC 123000

**Re: Golden Elephant Glass Technology, Inc.
        Registration Statement on Form S-1
        Filed on: August 29, 2008
        File No.: 333-153279**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Prospectus Cover Page</u>

1. Please revise the first sentence of the fourth paragraph since any participating broker-dealers "will" be deemed to be underwriters.

<u>Table of Contents</u>

2. Please delete the last sentence of the boldface paragraph following the table of contents since the company has an obligation to keep the prospectus current.

Prospectus Summary, page 1

3. Please briefly discuss the reverse merger in March 2008 whereby you became a public company.

The Company, page 1

4. Please provide to the staff supplementally information to support certain statements made in the registration statement such as, "We ranked second in the Northeast China glass market…" according to a report issued by China Construction Products Quality Supervision Association and the report attributed to the Analyzed Report on Investment and Development of Chinese Glass Industry. In this section and elsewhere state the period for which the sales were generated. If available updated comparable data should be included in the amended registration statement. Tell us whether the report by the China Construction Products Quality Supervision Association is publicly available or whether you commissioned it for a fee. In addition, please tell us the basis for the statement that global demand for flat glass is expected to rise 5.2% annually through 2010, the statements regarding China's flat glass industry on page 2, statements regarding your market share and the industry statements on pages 40 and 41.

5. In the last sentence of the third paragraph, identify your major customers and major suppliers separately.

Corporate Information, page 4

6. Since the chart of your organizational structure indicates that you own three direct and indirect subsidiaries, the reference in the introductory sentence to "several" in misleading and should be deleted.

Risk Factors
If the China Securities Regulatory Commission, or CSRC, or another PRC …, page 19

7. The second sentence in the second paragraph indicates that the reverse acquisition is not complete. Please clarify the statement.

Our failure to adequately protect our intellectual property rights…, page 12

8. Discuss the material terms of the exclusive license agreement between the company and Fuxin Hengrui Tianyuan New Energy Sources Co., Ltd. relating to the use of two utility model patents and three technologies.

Market for our Common Stock and Related Stockholder Matters, page 23

9. In the last sentence at the top of page 24, you state that you intend to maintain compliance with the periodic reporting requirements of the Exchange Act. This statement appears to conflict with the prior statement that you may file unaudited quarterly or other interim reports "when you deem appropriate". Please reconcile the two statements.

Management's Discussion and Analysis, page 25

10. You disclose on page 30 that in 2007, you changed your sales policy and your customers generally bear their own transportation costs. Please address the following in MD&A:

- Describe the nature of the change in the sales policy and the date implemented.
- Describe what you specifically mean when you say that customers "generally" bear their own transportation costs; for example, do all your customers bear most of these costs, do only some customers bear only a portion of these costs, does it depend on the order, the shipping method, the customer, etc.?
- Please explain to us how your customers bearing their own transportation costs correlates to your disclosure on page 29 that in the first six months of 2007, you incurred large marine transportation costs and your disclosure on pages 1 and 40 that you transport your products by train and expressway.
- How the change in the sales policy has impacted your sales and transportation expenses, if at all. In this regard, we note that your transportation costs in 2007 have decreased only 8% from 2006.

Liquidity and Capital Resources, page 31

11. You disclose that the decrease in net cash provided by operating activities for the six months ended June 30, 2008, was mainly due to the increase of raw materials made in anticipation of increased prices in the summer quarter and the increase of float glass inventories. We note from page F-14 the significant increase in prepayments for raw materials at June 30, 2008, compared to December 31, 2007. Please revise your disclosure to discuss whether the increase in such prepayments is a seasonal consideration or has arisen due to unusual trends or events.

Our Business
Raw Materials, page 44

12. Identify the party who granted the company an exclusive license to produce and use the 520 Fuel Serum. Discuss the duration and other material terms of the license agreement and file the agreement as an exhibit.

Our Supplies and Supplier Arrangements, page 45

13. We note that you have identified the company's largest suppliers. Please file any contracts or agreements between the company and its "largest suppliers."

Our Distributors and Customers, page 45

14. Discuss the material terms of any contracts or agreements between the company and Anshan Xingsheng Glass Distribution Office and file copies of the agreements as exhibits.

Selling Shareholders, page 45

15. Since you have only identified four categories of selling stockholders, please revise the statement that there are five categories.

16. State the number of shares of common stock that are being registered by each category of selling stockholders.

17. You state at the bottom of page 54 that no selling stockholder is a registered broker-dealer or an affiliate of a registered broker-dealer. This contradicts the statement in footnote (8) to the table that Midsouth Investor Fund LP is an affiliate of a broker dealer. Please verify the disclosure. If they are an affiliate of a broker-dealer, please state that the selling shareholder purchased the resale securities in the ordinary course of business and at the time of the purchase of the resale securities, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Otherwise, please state that the selling shareholder is an underwriter in this offering and revise the fourth paragraph on the cover page.

Security Ownership of Certain Beneficial Owners and Management, page 51

18. Please check the number shares shown in the table for Messrs. Yan Tan and Hong Tan for accuracy since they do not total the number shown in the table for Win-Win Global Investments, Inc.

Stock Purchased by HFI, page 54

19. The rule relied upon in claiming the exemption from registration with respect to W/S sale of common stock to HFI should be revised to cite the exemptions provided in Section 4(2) of the Securities Act.

Description of Securities

Common Stock, page 57

20. If applicable, specify the amount of securities that are reserved for issuance pursuant to outstanding option, warrants, or rights.

Restrictions on the Use of Rule 144 by Shell Companies …, page 59

21. Please correct the typographical error in the subcaption.

Recent Sales of Unregistered Securities, page II-2

22. In the fourth and sixth paragraphs, disclose the aggregate amount assigned to common stock issued and the per share price assigned to the securities issued.

Financial Statements

June 30, 2008 Financial Statements

Consolidated Statements of Income and Other Comprehensive Income, page F-1

23. We note your presentation of "Bad debts recovered" and "Decrease in provision for bad debts" below income from operations. It appears that these items should be included in income from operations since they relate to sales transactions that are classified as operating. Please refer to Rule 5-03(b)5 of Regulation S-X.

24. We note your presentation of "Gain on disposal of a subsidiary – Note 3(b)" below income from operations. Please explain to us why such a disposal does not constitute a discontinued operation, pursuant to paragraphs 41-44 of SFAS 144. Please also tell us your consideration of paragraph 45 of SFAS 144 in not classifying the related gain within income from operations.

4. Summary of significant accounting policies, page F-8

25. You disclose on page F-11 that management is in the process of evaluating the impact that SFAS 159 will have on your financial statements upon adoption, but that the requirements of this Standard were effective for your fiscal year beginning January 1, 2008. Please revise your disclosure herein and on page 36 to state the impact, if any, upon adoption, since you were required to adopt SFAS 159 at the beginning of this year.

5. Income taxes, page F-12

26. We note your disclosure herein and on page 26 that states that no provision for U.S. federal income taxes has been made because the Company had no taxable income for the reporting periods. Herein you specifically disclose "the Company was dormant". Please tell us what you mean by "dormant" and explain in detail in MD&A why no such provision has been made when the Company is incorporated in Nevada and is subject to U.S. federal income taxes. In this regard, please reconcile your income from operations recorded under GAAP as shown on the face of your income statement to the nil taxable income to which you have referred.

8. Other receivables, page F-14

27. We note that advances to third parties at June 30, 2008, were $7.2 million, compared to $2.9 million at December 31, 2007, and $4.7 million at December 31, 2006, as shown on page F-43. Please revise your discussion in MD&A to address the following:

- Disclose the business purpose for the loans and the specific evidence management looked at in concluding on collectibility, adequacy of allowance, etc.;
- Disclose the amount of historical losses under these arrangements;
- Discuss the reason(s) for the significant fluctuations in the above balances, and consider providing a breakdown of its material components at each of these dates;
- Tell us where this item is included on your December 31, 2007 statement of cash flows.

13. Other payables and accrued expenses, page F-16

28. We note that "amounts due to", or "loans from", third parties at June 30, 2008, were $3.8 million, compared to $505,079 at December 31, 2007, and $7.0 million at December 31, 2006, as shown on page F-46. Please revise your discussion in MD&A to discuss the reason(s) for these significant fluctuations, and consider providing a breakdown of its material components at each of these dates. Please tell us where this item is included on your December 31, 2007 statement of cash flows

19. Segment information, page F-19

29. We note your operations are considered as a single reportable segment under SFAS 131. Please tell us how many operating segments you have, pursuant to the definition in paragraph 10 of SFAS 131.

21. Subsequent events, page F-20

30. We note the liquidated damages clause related to the Registration Rights
Agreement in connection with the July 24, 2008 private placement, as described
on page F-20. Please tell us and revise to disclose your consideration of
paragraph 12 of FSP EITF 00-19-2.

31. We note the issuance of placement agent warrants to Roth Capital Partners in
connection with the July 24, 2008 private placement, as described on page F-22.
Please tell us and revise your filing to disclose how you are accounting for the
warrants. Refer to EITF 00-19 for guidance.

December 31, 2007 Financial Statements

Consolidated Balance Sheet, page F-26

32. We note that trade receivables is 12% of both total revenues and total assets as of
December 31, 2007.   We also note that trade receivables have increased at a
faster rate than your product sales during fiscal 2007. As such, please revise your
MD&A to include an analysis of days sales outstanding for each period presented
and explain any material variances. Refer to instruction 5 to Item 303(A) of
Regulation S-K and Section 501.13 of the Financial Reporting Codification for
guidance.

Exhibit 5-Legal Opinion

33. Please delete the statement in the next to last paragraph that the opinion is solely
for the board's benefit since shareholders are entitled to rely on the opinion.

34. Please revise the last paragraph since the opinion must be valid up to the date of
effectiveness of the registration statement.

General

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Lihui Song
Golden Elephant Glass Technology, Inc.
September 26, 2008
Page 9

       You may contact Patricia J. Do, Staff Accountant, at (202) 551-3743 or
Al P. Pavot, Senior Staff Accountant at (202) 551-3738 if you have questions regarding
comments on the financial statements and related matters. Please contact Dorine H.
Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3767 with any other
questions.

       Sincerely,

       Jennifer R. Hardy
       Branch Chief, Legal

cc:
       Louis A. Bevilacqua, Esq.
       Thelen Reid Brown Raysman & Steiner LLP
       701 8th Street   N.W.
       Washington, D.C.   20001